Exhibit 99.1

Angeion Corporation

350 Oak Grove Parkway

St. Paul, MN 55127 USA

Telephone: (651) 484-4874

Facsimile:  (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Richard Jahnke, President and CEO, (651) 484-4874
Bill Bartkowski, Bluefire Partners, (612) 344-1012

Angeion Corporation CEO to Retire at Fiscal Year End

SAINT PAUL, Minn. (June 9, 2004) — Angeion Corporation (Nasdaq SC: ANGN) will announce today at its Annual Meeting of Shareholders in Vadnais Heights that Richard E. Jahnke, President and CEO of Angeion and its Medical Graphics Corporation subsidiary, will retire at the end of the fiscal year on October 31, 2004.  Jahnke, 55, became the CEO of Medical Graphics in August 1998 and also became CEO of Angeion in January 2000 after Angeion acquired Medical Graphics in December 1999.

The Board of Directors began the search for a replacement several months ago and has selected Rodney A. Young to succeed Jahnke.  Young, 49, is a 25-year veteran of the medical services field and was most recently President and CEO of LecTec Corporation.  Prior to joining LecTec in 1996, Young was Vice President of specialized distribution at Baxter International and previously held a variety of sales and marketing positions at 3M Company and Upjohn.  He will join the company as Executive Vice President in July and assume the President and CEO role on November 1, 2004.

Jahnke said, “I have a number of personal interests that I wish to pursue and wanted the time to do so.  The company is well positioned for a leadership change at this time.  It has a solid management team, its cardiorespiratory diagnostic products are in a growth mode with several new products to be released soon, while its New Leaf health and fitness products are starting to gain traction and momentum.  While I look forward to pursuing my personal interests, I also intend to stay active in the business community in advisory roles where my experience can help companies that are in periods of transition, significant change, or growth,” Jahnke concluded.

Mr. Young commented, “I am very pleased to be joining Medical Graphics and I am excited about the business prospects.  Diagnostic products sales are growing and there are additional new products in the pipeline.  I also believe that the New Leaf health and fitness products address a significant emerging market opportunity in the future of health care and wellness in America.”

Chairman of the Board Arnold A. Angeloni stated, “Rick has provided excellent leadership for Medical Graphics and Angeion including the successful turnaround of Medical Graphics in 1999 and the development of the New Leaf health and fitness products growth initiative.  The company now has a strong foundation for future growth and the board thanks Rick for his years of dedicated service and commitment.  We wish Rick well in his future endeavors and look forward to working with Rod in his new position.”

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Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health.  The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf Health and Fitness Brand (www.newleaf-online.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion-ir.com.

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The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including its ability to develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully introduce its New Leaf products including its New Leaf Weight Loss Program, (iii) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics and New Leaf products or claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to protect its intellectual property, (v) the Company’s dependence on third party vendors and (vi)  the Company’s ability to comply with Nasdaq listing requirements, including maintenance of the $1.00 per share bid price.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2003, and subsequently filed reports.